[Parsley Energy Letterhead]

Via EDGAR and Federal Express

February 14, 2014

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Parsley Energy, Inc.

Draft Registration Statement on Form S-1

Submitted December 20, 2013

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted January 27, 2014

CIK No. 0001594466

Ladies and Gentlemen:

Set forth below are the responses of Parsley Energy, Inc., a Delaware corporation (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 3, 2014, with respect to the Company’s Draft Registration Statement on Form S-1, CIK No. 0001594466 (the “Registration Statement”), initially submitted with the Commission on December 20, 2013 (“Submission No. 1”).

In addition, we have set forth below the Company’s responses to comments received from the Staff by letter dated February 7, 2014, with respect to the Company’s Confidential Draft Submission No. 2, submitted with the Commission on January 27, 2014 (the “Submission No. 2”).

Concurrently with the submission of this letter, we are submitting Confidential Draft Submission No. 3 on Form S-1 (“Submission No. 3”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the text of the Staff’s comment, Submission No. 1, Submission No. 2 or Submission No. 3, as applicable, unless otherwise specified.

Securities and Exchange Commission

February 14, 2014

Draft Registration Statement on Form S-1

Our Company, page 2

1.	You state “Our projected 2014 capital budget for drilling and completion is $396.1 million for an estimated 138 gross (111 net) vertical wells and 21 gross (15 net) horizontal wells.” In “Drilling Results” on page 98, you disclose that you have drilled 260 gross productive wells in the last three years. Please clarify your disclosure here and in “Drilling Results” by presenting the number of productive horizontal wells you have drilled in the last three years.

RESPONSE:

We acknowledge the Staff’s comment and respectfully note that in the first full paragraph on page 2 of Submission No. 2 we disclose that we spud our first horizontal well in the fourth quarter of 2013. We have provided clarifying disclosure that this well reached total depth in January 2014. We have also revised page 96 to clarify that all of the wells included in the drilling table and all of the wells in the process of drilling, waiting frac procedures or in the process of completion as of September 30, 2013 were vertical wells.

Recent Well Results, page 6

2.	Please expand the “30-Day Average IP Rate (Boe/d)” here to present also the crude oil, NGL and natural rates which comprise the 168 equivalent barrel per day IP rate. This comment applies also to the similar statements on page 83 regarding assumed and achieved average initial production rates.

RESPONSE:

We have revised the disclosure as requested. Please see pages 2 and 81 of Submission No. 3. As discussed in our response to comment 3 below, we report average daily production, and therefore the 30-Day Average IP Rate, on a “2-stream” basis, while the assumed average initial production rates are based on our reserve estimations and are therefore are provided on a “3-stream” basis.

Summary Historical Reserve Data, page 19

3.

We note that you have claimed natural gas liquids reserves (“NGL”) here, page 94 and F-65. On page 61, you state “Historically, we have not tracked NGLs as a separate product category; instead, NGLs production and sales were included in our natural gas production and sales.” The omission of separate historical NGL production figures and historical prices in “Production and Price History” (page 96) could indicate that you track and sell unprocessed “wet gas” volumes instead of dry gas and NGL. The reconciliation of your proved reserves on page F-65 does not present NGL production which is necessary for reliable reserve accounting. Item 1202 of Regulation S-K requires disclosure by product sold of a registrant’s oil and

Securities and Exchange Commission

February 14, 2014

gas reserves. Since it appears that you sell wet gas, please explain the reasons you have not claimed/disclosed wet gas reserves. Address whether you transfer ownership of the production stream at the gas processing plant inlet – to sell wet gas – or at the plant outlet – to sell dry gas and NGL. Please explain how you “ensure reliability of reserve estimations” for NGL reserves by “verification of historical production data” as you stated in the discussion of your internal controls on page 92. We may have further comment.

RESPONSE:

We acknowledge the Staff’s comment. The gas purchasing agreements governing the sale of our production of natural gas specify that product title transfers prior to the processing plant inlet. However, all of our agreements with purchasers of our gas production have a percent of proceeds provision that specifies that the proceeds we receive are dependent on the sales of tailgate dry gas and tailgate natural gas liquids that are derived from our wet gas after processing. We believe that booking separate NGL reserves more closely follows the economic realities of production and our revenue mix, and therefore allows investors to more accurately assess the impact of pricing on produced wet gas. We have revised the disclosure in Submission No. 3 to remove the inference that we do not track NGLs as a separate category.

We ensure the reliability of reserve estimations for our NGL reserves through the verification of our historical production data by way of reference to statements received from our processing plant counterparties as part of the preparation of our reservoir engineering process. The statements we receive from our purchasers report sales volumes as separate product components. We use these plant statements to accurately account for and ensure reliability of reserve estimations in a “3-stream” manner, which corresponds to how we receive proceeds from sales of product as discussed above. These statements allow us to verify our historical production data as they report sales volumes as separate product components that we match against our internal production reports.

Oil and Natural Gas Data, page 92

4.	We note your statement, “The technical persons responsible for preparing our proved reserve estimates meet the requirements with regard to qualifications, independence, objectivity and confidentiality set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers.” Item 1202(a)(7) of Regulation S-K requires the registrant to “...disclose the qualifications of the technical person primarily responsible for overseeing the preparation of the reserves estimates.” Please comply with Regulation S-K, either in an amended filing or amended third party reserve report.

Securities and Exchange Commission

February 14, 2014

RESPONSE:

We acknowledge the Staff’s comment and have provided additional disclosure with respect to the qualifications of the technical person primarily responsible for overseeing the preparation of our reserve estimates. Please see pages 89 and 90 of Submission No. 3.

Summary of Oil, Natural Gas and Natural Gas Liquids Reserves, page 94

5.	We note the near doubling of your proved reserves from December 31, 2012 to September 30, 2013. If you do not anticipate the disclosure of your reserves estimated as of December 31, 2013, please amend your document to reconcile the changes at September 30, 2013 due to revision of previous estimates, acquisition/divesture, extension/discovery and production.

RESPONSE:

We acknowledge the Staff’s comment and respectfully note that we intend to provide a disclosure of our reserve estimates as of December 31, 2013 and the applicable reconciliation of changes in reserves from December 31, 2012 to December 31, 2013 in a future filing.

Developed and Undeveloped Acreage, page 97

6.	We note the disclosure of your expiring acreage. By each year from 2014 to 2016, please explain to us the figures for proved undeveloped reserves, if any, that are scheduled for drilling after the attributed expiry date.

RESPONSE:

We acknowledge the Staff’s comment and respectfully note that all of the leases governing our acreage have continuous development clauses that permit us to continue to hold the acreage under such lease after the expiration of the primary term if we initiate additional development within 60 to 180 days of the expiration date, without the requirement of a lease extension payment. Thereafter, the lease is held with additional development every 60 to 180 days until the entire lease is held by production. None of our 475 vertical drilling locations associated with proved undeveloped reserves are scheduled for drilling outside of a lease term that is not accounted for with a continuous development schedule. We do not have any horizontal drilling locations associated with proved undeveloped reserves. We have included additional disclosure in Submission No. 3 related to the effect of the continuous development clauses on our undeveloped acreage. Please see page 95 of Submission No. 3.

Securities and Exchange Commission

February 14, 2014

Amendment No. 1 to Draft Registration Statement on Form S-1

Executive Compensation, page 111

Long Term Incentive Compensation, page 114

Outstanding Equity Awards at 2013 Fiscal Year-End

1.	Revise to make clear in each instance what comprises or will comprise the referenced “incentive units,” and consider renaming them in the textual description to distinguish among different types or classes of units. For example, we note the reference in the first paragraph to the incentive units as profits interests in Parsley Energy, LLC or Parsley Energy Employee Holdings, LLC (“Employee Holdings”). We also note from the tabular entries at page 115 that Mr. Matt Gallagher holds more than one type of incentive unit.

RESPONSE:

We acknowledge the Staff’s comment and have revised the disclosure as requested. Please see pages 116-117 and 119 of Submission No. 3.

2.	Please clarify the nature of Employee Holdings’ ownership of Class A common stock in connection with your offering. For example, explain whether such shares are the same shares that will be issued to the NEOs at closing of the offering as the result of a “partial liquidation event” recognized by certain preferred investors. Quantify the number of Class A shares that will comprise the distribution to which you refer in the second paragraph as “required” to be in that form.

RESPONSE:

We acknowledge the Staff’s comment. Employee Holdings will receive shares of Class A common stock with respect to a portion of the incentive units it holds in Parsley Energy, LLC as a result of the partial liquidation event recognized by the preferred investors. We have revised the disclosure to clarify the nature of this receipt of shares of Class A common stock by Employee Holdings and the holders of preferred interest in Parsley Energy, LLC. Please see pages 116-117 and 119 of Submission No. 3.

3.	Quantify the number of shares expected to be issued as a result of the “partial liquidation event,” and discuss in greater detail the nature of that event. Also discuss the nature of the “certain preferred investors,” naming any who are members of or affiliated with your management. Provide comparable disclosure for any of the “certain” groups of investors to which you refer in this section, such as the “certain other preferred investors.”

Securities and Exchange Commission

February 14, 2014

RESPONSE:

We acknowledge the Staff’s comment. We have revised the disclosure as requested. Please see pages 6, 116-117 and 119 of Submission No. 3.

4.	In your response to prior comment 24 from our letter to you dated January 17, 2014, you state that in connection with the closing of this offering, the incentive units will be “transferred to” NGP Parsley Holdings. Please disclose in necessary detail any differences in the material terms of the units both before and after your corporate reorganization and this offering. Also make clear that NGP Parsley Holdings will make the distributions to the incentive unitholders.

RESPONSE:

We acknowledge the Staff’s comment and have revised the disclosure as requested. Please see pages 116-117 and 119 of Submission No. 3.

5.	Revise to clarify whether the “in-kind” distributions by NGP will be in the form of your Class A common, as you indicate will be the case for PSP Members’ distributions.

RESPONSE:

We acknowledge the Staff’s comment and have revised the disclosure as requested. Please see pages 116-117 and 119 of Submission No. 3.

Corporate Reorganization, page 124

6.	Please revise your charts to include the abbreviated names that you reference throughout the filing.

RESPONSE:

We acknowledge the Staff’s comment and have revised the charts to include the abbreviated names that we reference throughout the filing. Please see pages 9, 127 and 128.

7.	Footnote (1) to your ownership charts prior to and after the offering does not appear to identify separately all of the existing owners, including those listed on your table at page 135 or the “preferred investors” you reference at page 114. Please revise accordingly, or provide a cross reference to where you provide information identifying your existing owners and the extent of each owner’s interest prior to and after the offering.

RESPONSE:

We acknowledge the Staff’s comment and have provided disclosure in Submission No. 3 responsive to the Staff’s comment. Please see page 129 of Submission No. 3.

Securities and Exchange Commission

February 14, 2014

Principal and Selling Shareholders, page 136

8.	In response to prior comment 16 in our letter to you dated January 17, 2014, we note that footnote (4) states that Mr. Curtis Kayem disclaims beneficial ownership of the shares held by Diamond K Interests, LLC. Please explain the basis for his ownership disclaimer, or instead remove the disclaimer and revise to make clear whether he exercises sole (and/or shared) voting or investment control over the securities.

RESPONSE:

We acknowledge the Staff’s comment and have provided disclosure in Submission No. 3 responsive to the Staff’s comment. Please see page 138 of Submission No. 3.

Pro Forma Consolidated Financial Statements

Notes to Unaudited Pro Forma Consolidated Financial Data, page F-7

Note 2 – Pro Forma Adjustments and Assumptions, page F-8

9.	We note your response to comment 20 in our letter dated January 17, 2014 and the related revisions to your submission. Please tell us how you considered the balance sheet disclosure requirements per SAB Topic 1B3 regarding cash payments to equity holders from offering proceeds.

RESPONSE:

We acknowledge the Staff’s comment. We considered the balance sheet disclosure requirement set forth in SAB Topic 1B3. The only cash payment that will be made to equity holders from the net proceeds of the offering will be the “preferred return” due to preferred holders of our current membership interests as discussed in Note 10 “Members’ Equity” to our September 30, 2013 condensed consolidated financial statements. This cash payment was recorded as a component of mezzanine equity in our condensed consolidated balance sheet at September 30, 2013. We have accrued this preferred return as a component of mezzanine equity and a reduction of members’ equity. Therefore, when the cash payment is made in connection with the closing of the offering, we will record an offsetting entry to mezzanine equity. We have reflected this treatment of the cash payment to the preferred holders of our current membership interest on our pro forma condensed consolidated balance sheet.

10.	We note your response to comment 25 in our letter dated January 17, 2014. It appears that your pro forma statements of operations should include adjustments for the pro forma revenues and direct expenses for the “Merit Acquisition.” Please include this in your next submission or explain to us why you do not believe it is required. Refer to Article 11 of Regulation S-X. Your pro forma footnotes should explain how the pro forma statements of operations are not indicative of the acquired business’s operations going forward because of the changes in the business and the omission of various operating expenses.

Securities and Exchange Commission

February 14, 2014

RESPONSE:

We acknowledge the Staff’s comment. We have revised the pro forma statements of operations to include a column that will show adjustments for the Merit Acquisition. Please see pages F-4 through F-6 of Submission No. 3. Our auditors are in the process of auditing the financial statements for the Merit Acquisition and we undertake to show the pro forma adjustments as requested by the Staff in a future filing.

Financial Statements for the Years Ended December 31, 2012 and 2011

Note 10 – Members’ Equity, page F-57

11.	Your response to comment 24 in our letter dated January 17, 2014 explains that the compensation expense related to incentive units is being recognized over a seven year period from the grant date to the first date at which certain unit holders in Parsley Energy, LLC can exercise their right of redemption. Your response also states that these unit holders have the right to redeem their ownership interest in Parsley Energy, LLC in the event that certain qualifying transactions have not occurred prior to the seventh anniversary of the date of their investment. Please tell us about these qualifying transactions and explain the potential impact on settlement for the incentive units.

RESPONSE:

We acknowledge the Staff’s comment and note that we have clarified the disclosure of the redemption right found in Note 10 “Members’ Equity” to our September 30, 2013 Condensed Consolidated Financial Statements to delete the reference to the lack of occurrence of certain qualifying events. Please see page F-32 of Submission No. 3. NGP can choose to redeem its interests in Parsley Energy, LLC (and NGP’s election to redeem its interests forces the automatic redemption of the interests of the other preferred investors) (i) after the seventh anniversary, but before the eighth anniversary, of the date of their investment; or (ii) if Bryan Sheffield ceases to be Parsley Energy’s Chief Executive Officer. There are no qualifying events that would allow the incentive unit holders to redeem their ownership interest prior to the offering in Parsley Energy, LLC or subsequent to the offering in Employee Holdings or NGP Parsley Holdings.

12.	In connection with your response to the preceding comment, please tell us whether the reference on page F-8 of your submission to “the termination of the redemption rights held by certain interest holders” is meant to address the redemption rights of unit holders in Parsley Energy, LLC. We may have further comments upon the receipt of your response.

Securities and Exchange Commission

February 14, 2014

RESPONSE:

We acknowledge the Staff’s comment. The reference on page F-8 of our submission to “the termination of the redemption rights held by certain interest holders” is meant to address the redemption rights of the preferred holders of membership interests in Parsley Energy, LLC as discussed in our response to Comment 11. In connection with our corporate reorganization that will occur contemporaneously with the closing of the offering, the Parsley Energy, LLC limited liability company agreement will be amended and restated, and as amended and restated, will not provide for a redemption right. In addition, our charter and bylaws will also not provide for a redemption right for any of our shareholders.

13.	It does not appear that your response to comment 24 in our letter dated January 17, 2014 fully addresses your accounting treatment for incentive units. For example, disclosure in your submission indicates that you expect the proceeds from your offering payable to certain investors will be deemed to be cash for purposes of the incentive units requiring distributions in the form of your common stock to the holders of incentive units. Please tell us about your accounting treatment for incentive units not addressed in your prior response.

RESPONSE:

We acknowledge the Staff’s comment and respectfully note that, as discussed in our response to comment 24 to the Staff’s comment letter dated January 17, 2014, we are recognizing compensation expense at each measurement date during the implied service period of the awards (with a cumulative catch-up each period for any changes in fair value from the grant date to the measurement date) based on the fair value of the liability at the measurement date. As there is no stated service period (all unvested incentive units are forfeited upon early termination for any reason, including termination without cause, death or disability, and vested incentive units will be forfeited upon termination for cause or a voluntary resignation), the implied service period is the period between the grant date and the actual settlement date (i.e., the date the performance condition is achieved). Given that the settlement date cannot reasonably be predicted and considering the redemption provision, we elected to recognize the expense over seven years, reflecting the first date at which holders of preferred interests in Parsley Energy, LLC are currently able to exercise their right of redemption. If actual settlement occurs prior to our expected settlement date of seven years, we will immediately recognize the unamortized fair value of any awards settled at that date.

Finally, we are accounting for the Incentive Units issued to non-employees in accordance with ASC Topic 505 “Equity”, subtopic 50 “Equity Based Payments to Non-Employees”.

Securities and Exchange Commission

February 14, 2014

Exhibits

14.	Please file the agreements that will govern the terms of the incentive units before and after the corporate reorganization and the offering. In that regard, we also note that the incentive unit holders could receive distributions from NGP and unidentified PSP Members. Refer to Item 601(b)(10)(iii) of Regulation S-K. Similarly, please provide us with a supplemental copy of the original version of the Parsley Energy, LLC limited liability agreement. We note that you intend to file as exhibit 10.5 an amended and restated version of that document.

RESPONSE:

We acknowledge the Staff’s comment. We have filed as an exhibit to the Registration Statement the Amended and Restated Limited Liability Company Agreement of Parsley Energy Employee Holdings, LLC. We undertake to file the NGP Parsley Holdings limited liability company agreement when it is available. We respectfully note that we filed as Exhibit 10.5 the Form of Amended & Restated Limited Liability Company Agreement of Parsley Energy, LLC with Submission No. 2 – this agreement will not govern the terms of the incentive units after the initial public offering. We have provided the current Parsley Energy, LLC limited liability company agreement supplementally pursuant to Rule 418 under the Securities Act of 1933 and Rule 12b-4 under the Securities Exchange Act of 1934.

*        *        *         *        *

Securities and Exchange Commission

February 14, 2014

Please direct any questions that you may have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Douglas E. McWilliams of Vinson & Elkins L.L.P. at (713) 758-3613 or Matthew R. Pacey of Vinson & Elkins L.L.P. at (713) 758-4786.

Very truly yours,

PARSLEY ENERGY, INC.

By:	/s/ Colin W. Roberts
Name:	Colin W. Roberts
Title:	General Counsel

Enclosures

cc:

Ryan Dalton, Parsley Energy, Inc.

Douglas E. McWilliams, Vinson & Elkins LLP

Matthew R. Pacey, Vinson & Elkins LLP

J. Michael Chambers, Latham & Watkins LLP

Keith Benson, Latham & Watkins LLP